Exhibit 12

INTERNATIONAL SEAWAYS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
	2017	2016	2015	2014	2013
Earnings:
(Loss)/income from continuing operations before income taxes	(106,044)	(17,783)	173,310	(118,355)	(719,588)
Add: Distributions from equity investees, net of equity in (earnings) of equity investees	(8,677)	684	(1,166)	(2,827)	(33,460)
Add: Fixed charges	48,338	46,876	50,070	84,172	20,050
Less: Interest capitalized during the period	-	-	-	-	-
Add: Amortization of capitalized interest	1,400	1,400	1,400	1,400	1,800
Total earnings	(64,983)	31,177	223,614	(35,610)	(731,198)
Fixed Charges:
Interest expense (a)	40,438	39,476	42,970	72,772	350
Less: Amounts attributable to early retirement of debt	-	-	-	-	-
Interest capitalized during the period	-	-	-	-	-
Interest component of rental expense	7,900	7,400	7,100	11,400	19,700
Total fixed charges	48,338	46,876	50,070	84,172	20,050
RATIO OF EARNINGS TO FIXED CHARGES	b	c	4.47	d	e

a Interest expense includes amortization of debt expense and any discount or premium related to indebtedness.

b Due to the registrant's loss in 2017, the ratio coverage was less than 1:1. The registrant must generate additional earnings of $113,321 to achieve a coverage of 1:1.

c Due to the registrant's loss in 2016, the ratio coverage was less than 1:1. The registrant must generate additional earnings of $15,699 to achieve a coverage of 1:1.

d Due to the registrant's loss in 2014, the ratio coverage was less than 1:1. The registrant must generate additional earnings of $119,782 to achieve a coverage of 1:1.

e Due to the registrant's loss in 2013, the ratio coverage was less than 1:1. The registrant must generate additional earnings of $751,248 to achieve a coverage of 1:1.